EXHIBIT 99.1

November 30, 2018

AVINO ANNOUNCES FURTHER EXTENSION OF CONCENTRATES

PREPAYMENT AGREEMENT WITH SAMSUNG C&T

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce that the concentrates prepayment agreement with Samsung C&T U.K. Ltd. (“Samsung”) originally announced on July 9, 2015, as amended, has been further extended for repayment of the balance of the principal amount of US$6,666,670 to Samsung over a two year period starting October 2019, in return for exclusive concentrate deliveries.

Pursuant to a new amending agreement (the “Amendment”), Avino will sell concentrates on an exclusive basis to Samsung until December 2024. Samsung has previously advanced to Avino a term facility in the sum of US$10 million for such concentrates, of which Avino has repaid US$3,333,330 for a net amount owing of US$6,666,670 (the “Facility”), and the Facility will be repaid with interest from Avino’s future shipments of concentrates. There will be a 12-month deferral period from October 2018 through and including September 2019, during which there are no repayments of principal. Avino will then repay the balance with interest by 23 equal monthly instalments of US$277,777, commencing October 2019 and ending August 2021, followed by a single and final payment of $277,799 in September 2021. Interest on the Facility is payable monthly at LIBOR plus 6.75% during the first 12-month deferral period. Other material terms of the Facility remain unchanged. The Company is pleased to take advantage of this extension of the concentrate sales agreement and revised repayment arrangement with Samsung, as this ensures a steady long-term contract for the sale of the Company’s concentrates, and will provide capital to Avino to further advance and expand its projects over the next 12 months.

“We are very pleased to have worked with Samsung C&T since July, 2015” said David Wolfin, President and CEO. “Extending the original contract shows that the relationship is beneficial to both parties. We are pleased that Samsung C&T, one of the world’s most recognizable companies views Avino as a trusted partner, and we thank them for their ongoing support.”

The Company’s payment of all amounts owing to Samsung is secured by a pledge to Samsung of all of Avino’s common shares in Bralorne Gold Mines Ltd. as collateral. Bralorne Gold Mines Ltd. owns the Bralorne property located near Gold Bridge, B.C.

November 30, 2018 – News Release

Avino Announces Further Extension of Concentrates Prepayment Agreement with Samsung C&T

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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